Exhibit 99.1

August 19, 2013

ChinaCache International Holdings Ltd. Announces Second Quarter 2013 Financial Results

BEIJING, Aug. 19, 2013 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the second quarter ended June 30, 2013.

Highlights for the Second Quarter of 2013

•         Net revenues in the second quarter reached RMB257.7 million (US$42.0 million), exceeding previous expectation of RMB250 million to RMB255 million. This represents an 11.7% increase from the previous quarter and a 30.5% increase year-over-year.

•         Gross profit in the second quarter was RMB80.6 million (US$13.1 million), an increase of 13.3% from the previous quarter and 29.9% year-over-year.

•         Gross margin in the second quarter improved to 31.3%, compared to 30.9% in the first quarter of 2013. Adjusted gross margin (non-GAAP) in the second quarter was 35.6%.

•         Adjusted net income (non-GAAP) was RMB 12.6 million (US$2.1 million) in the second quarter, compared to adjusted net loss of RMB7.5 million in the first quarter of 2013.

“We are pleased with the results we achieved in the second quarter, as we delivered strong sequential and year-over-year improvement across many of our key operating metrics, including revenue performance that exceeded our guidance. The growth this quarter was driven primarily by continued improvement in our enterprise vertical. Over the last several months we have greatly enhanced our offering through service and product enhancement and partnerships with industry leaders such as Microsoft and Kingsoft. We believe these strategic initiatives give us a comprehensive portfolio of value-added services that puts ChinaCache at the forefront of the emerging enterprise segment,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache.

“As attractive as the enterprise opportunity is for us, we are equally as excited by the prospects of mobile Internet, where exponential growth is being fueled by significant carrier investment in 3G and 4G infrastructure as well as the proliferation of smartphones in China. With a wide variety of solutions aimed at helping content owners and service providers maximize the efficiency of available network resources and optimize the end user experience, we believe we are poised to build upon our new generation of technology, Content-aware Network Services as we help to usher in a new era of connectivity not only in China, but throughout the world. I believe that ChinaCache has the right solution for the right market at the right time, and we look forward to capturing some of the sizeable growth potential that exists in our target markets,” added Mr. Wang.

Second Quarter 2013 Financial Results

Net revenues for the second quarter of 2013 were RMB257.7 million (US$42.0 million), an 11.7% increase from the first quarter of 2013 and a 30.5% increase from the corresponding period in 2012. The Company recorded net revenue growth across each of its industry verticals, with the strongest growth coming from the enterprise vertical. Enterprise revenues increased 25.7% over the first quarter of 2013, representing 9% of total net revenues in the second quarter of 2013.

Cost of revenues for the second quarter increased 11.0% quarter-over-quarter and 30.7% year-over-year to RMB177.1 million (US$28.9 million). Gross margin was 31.3%, compared to 30.9% in the previous quarter and 31.4% in the corresponding period in 2012. Adjusted gross margin (non-GAAP), which excludes share-based compensation and depreciation and amortization expenses, was 35.6%, compared to 35.5% in the first quarter of 2013 and 39.1% in the corresponding period in 2012.

Sales and marketing expenses for the second quarter increased 10.9% from the previous quarter to RMB29.6 million (US$4.8 million) as the Company engaged in increased promotional activities compared with the first quarter of 2013. Sales and marketing expenses increased 60.5% year-over-year and accounted for 11.5% of net revenues in the second quarter of 2013.

General and administrative expenses for the second quarter increased 4.5% from the previous quarter to RMB31.7 million (US$5.2 million) and increased 34.0% year-over-year, accounting for 12.3% of net revenues in the second quarter of 2013. The increase in general and administrative expenses was mainly attributable to personnel expenses related to strategic hires.

Research and development expenses for the second quarter increased 17.2% over the previous quarter to RMB24.8 million (US$4.0 million) and increased 65.3% year-over-year, accounting for 9.6% of net revenues in the second quarter of 2013. The increases were mainly due to the Company’s ongoing product development initiatives.

Operating loss was RMB5.4 million (US$0.9 million) in the second quarter of 2013, compared to an operating loss of RMB6.9 million in the previous quarter and an operating income of RMB5.0 million in the corresponding period in 2012. Non-GAAP operating loss, which excludes share-based compensation expense, was RMB3.7 million (US$0.6 million), compared to a Non-GAAP operating loss of RMB5.3 million in the first quarter of 2013 and a Non-GAAP operating income of RMB8.0 million in the corresponding period in 2012.

Income tax benefit was RMB15.1 million (US$2.5 million) in the second quarter of 2013, compared to an income tax expense of RMB3.1 million in the first quarter of 2013 and an income tax expense of RMB2.6 million in the second quarter of 2012. The income tax benefit of RMB15.1 million is mainly attributed to the receipt of the “Key Software Enterprise” status for 2011 and 2012 and the subsequent acknowledgement by the local tax authorities in the second quarter of 2013.

Net income was RMB11.0 million (US$1.8 million) in the second quarter of 2013, compared to a net loss of RMB8.5 million in the first quarter of 2013 and net income of RMB4.3 million in the corresponding period in 2012. Basic and diluted earnings per American depositary share (“ADS”) for the second quarter of 2013 were RMB0.49 (US$0.08) and RMB0.48 (US$0.08), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions, was RMB12.6 million (US$2.1 million), compared to an adjusted net loss (non-GAAP) of RMB7.5 million in the first quarter of 2013 and adjusted net income (non-GAAP) of RMB6.2 million in the corresponding period in 2012. Non-GAAP basic and diluted earnings per ADS for the second quarter of 2013 were RMB0.56 (US$0.09) and RMB0.55 (US$0.09), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange loss or gain, was RMB12.2 million (US$2.0 million) compared to RMB9.8 million in the first quarter of 2013 and RMB24.4 million in the corresponding period in 2012.

Capital Resources

As of June 30, 2013, the Company had cash and cash equivalents of RMB257.1 million (US$41.9 million). In addition, the Company had an available-for-sale investment amounting to RMB36.4 million (US$5.9 million) in an RMB denominated short-term fixed income fund which is presented as non-current assets. Capital expenditures for the second quarter of 2013 were RMB28.4 million (US$4.6 million).

Share Repurchases

On June 21, 2013, the Company’s Board authorized the Company to resume its previously announced US$10 million share repurchase plan. Under the resumed plan, ChinaCache is authorized, but not obligated, to repurchase up to US$8.5 million worth of its ADSs over the next 12 months on the open market or in block trades.

As of August 16, 2013, the Company had not repurchased any ADSs under the resumed plan.

Outlook for the Company’s Third Quarter of 2013

ChinaCache currently expects to generate total net revenues in the range of RMB272 million (US$44.3 million) to RMB277 million (US$45.1 million) for the third quarter of 2013, representing an increase of 30.0% to 32.4% year-over-year, and an increase of 5.5% to 7.5% from the second quarter of 2013. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern Daylight Time on Aug 19, 2013, which corresponds to 8:00 AM Beijing time on Aug 20, 2013.

The dial-in details for the live conference call are as follows:

• U.S. dial-in number:	+1 (845) 675-0438
• Hong Kong dial-in number:	+852 3051-2745
• International dial-in number:	+65 6723-9385
• China dial-in number:	400-1200-654
• Conference ID:	2700-4451

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until August 26, 2013 by dialing:

• U.S. dial-in number:	+1 (855) 452-5696
• International dial-in number:	+61 (2) 8199 0299
• China dial-in number:	400-1200-932
• Conference ID:	2700-4451

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income as net income/(loss) before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, penalties on uncertain tax positions and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange loss or gain that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•             Adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•             They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•             They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•             They do not reflect income taxes or the cash requirements for any tax payments;

•             Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•             While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•             Other companies may calculate adjusted net income/(loss), EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.1374 as of June 30, 2013.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. . Among other things, the outlook for the third quarter of 2013 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES

•        Unaudited Condensed Consolidated Balance Sheets

•        Unaudited Condensed Consolidated Statements of Comprehensive Income

•        Supplementary Financial Data

•        Supplementary Operating Metrics

•        Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2012	2013	2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	317,137	257,114	41,893
Accounts receivable, net	230,199	354,945	57,833
Prepaid expenses and other current assets	31,240	41,312	6,732
Deferred tax assets	13,626	10,066	1,640
Amount due from a related party	8,640	2,850	464
Total current assets	600,842	666,287	108,562

Non-current assets
Property, plant and equipment, net	179,239	213,844	34,843
Intangible assets, net	3,368	4,877	795
Land use right	—	51,247	8,350
Long term investments	15,136	18,003	2,933
Available-for-sale investments	82,292	38,155	6,217
Deferred tax assets	6,166	15,017	2,447
Long-term deposits	13,847	4,802	782
Total non-current assets	300,048	345,945	56,367

Total Assets	900,890	1,012,232	164,929

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	106,399	182,836	29,790
Accrued employee benefits	36,084	44,216	7,204
Accrued expenses and other payables	57,773	86,433	14,083
Income tax payable	22,537	10,951	1,784
Liabilities for uncertain tax positions	11,786	11,312	1,843
Amounts due to related parties	1,062	1,018	166
Total current liabilities	235,641	336,766	54,870

Non-current liabilities
Deferred government grant	3,360	3,360	547
Total non-current liabilities	3,360	3,360	547

Total Liabilities	239,001	340,126	55,417

Total Shareholders’ equity	661,889	672,106	109,512

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	900,890	1,012,232	164,929

Condensed Consolidated Statements of Comprehensive Income
(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Jun 30, 2012	Mar 31, 2013	Jun 30, 2013	Jun 30, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	197,536	230,748	257,730	41,993
Cost of revenues	(135,451)	(159,538)	(177,083)	(28,853)

Gross profit	62,085	71,210	80,647	13,140
Sales & marketing expenses	(18,447)	(26,711)	(29,615)	(4,825)
General & administrative expenses	(23,621)	(30,297)	(31,656)	(5,158)
Research & development expenses	(14,989)	(21,139)	(24,782)	(4,038)

Operating income/(loss)	5,028	(6,937)	(5,406)	(881)
Interest income	596	446	335	55
Interest expense	(245)	(411)	(289)	(47)
Other income	414	878	1,604	262
Foreign exchange gain/(loss), net	1,075	643	(303)	(49)

Income/(loss) before income taxes	6,868	(5,381)	(4,059)	(660)
Income tax (expense)/benefit	(2,568)	(3,098)	15,070	2,455

Net income/(loss) attributable to ordinary shareholders	4,300	(8,479)	11,011	1,795

Foreign currency translation	(129)	28	(12)	(2)
Unrealized holding gains arising during the period	363	557	306	50
Reclassification adjustments for gains included in net income	—	—	(1,090)	(178)

Total other comprehensive income/(loss), net of tax	234	585	(796)	(130)

Comprehensive income/(loss)	4,534	(7,894)	10,215	1,665

Earnings/(loss) per ordinary share:
Basic	0.01	(0.02)	0.03	0.00
Diluted	0.01	(0.02)	0.03	0.00

Earnings/(loss) per ADS:
Basic	0.19	(0.37)	0.49	0.08
Diluted	0.19	(0.37)	0.48	0.08

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	364,944,162	362,102,972	362,472,671	362,472,671
Diluted	371,420,200	362,102,972	367,753,503	367,753,503

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Jun 30, 2012	Mar 31, 2013	Jun 30, 2013	Jun 30, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	112,293	135,859	147,152	23,976
Depreciation and amortization expenses	14,670	10,292	10,829	1,764
Payroll and other compensation costs of network operations personnel	5,495	8,728	11,395	1,857
Other cost of revenues	2,993	4,659	7,707	1,256
Total cost of revenues	135,451	159,538	177,083	28,853

Allocation of share-based compensation expenses:
Cost of revenues	526	527	301	49
Sales and marketing expenses	1,257	1,259	720	117
General and administrative expenses	585	(686)	335	55
Research and development expenses	556	556	318	52
Total share-based compensation expenses	2,924	1,656	1,674	273

Depreciation and amortization expenses:
Cost of revenues	14,670	10,292	10,829	1,764
Sales and marketing expenses	39	24	33	5
General and administrative expenses	100	1,779	1,784	291
Research and development expenses	1,156	2,098	1,991	324
Total depreciation and amortization expenses	15,965	14,193	14,637	2,384

Capital expenditures	29,484	55,584	28,444	4,635
As a percentage of net revenues	14.9%	24.1%	11.0%	11.0%

Supplementary Operating Metrics

(Unaudited)

	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,
	2012	2012	2012	2013	2013

Revenues breakdown by industry verticals

Internet and software	20%	20%	21%	20%	20%
Mobile internet	18%	18%	17%	17%	17%
Media and entertainment	30%	29%	30%	30%	29%
E-commerce	24%	24%	23%	22%	22%
Enterprises	4%	5%	6%	8%	9%
Government agencies	4%	4%	3%	3%	3%
Total	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of revenues	29%	22%	27%	28%	33%

Number of active customers	1,013	1,138	1,265	1,363	1,476

Number of employees	751	758	900	1,060	1,257

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2012	Mar 31, 2013	Jun 30, 2013	Jun 30, 2013
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss or gain

Net income/(loss)	4,300	(8,479)	11,011	1,795
Depreciation	15,965	13,832	14,174	2,309
Amortization	—	361	463	75
Interest expense	245	411	289	47
Interest income	(596)	(446)	(335)	(55)
Income tax expense/(benefit)	2,568	3,098	(15,070)	(2,455)
Share-based compensation	2,924	1,656	1,674	273
Foreign exchange (gain)/loss	(1,075)	(643)	303	49
Penalties on uncertain tax positions	22	—	(352)	(57)
Adjusted EBITDA	24,353	9,790	12,157	1,981
Margin%	12.3%	4.2%	4.7%	4.7%

Adjusted net income — defined as net income/(loss) before share-based compensation, foreign exchange loss or gain and penalties on uncertain tax positions

Net income/(loss)	4,300	(8,479)	11,011	1,795
Share-based compensation	2,924	1,656	1,674	273
Foreign exchange (gain)/loss	(1,075)	(643)	303	49
Penalties on uncertain tax positions	22	—	(352)	(57)
Adjusted net income/(loss)	6,171	(7,466)	12,636	2,060
Margin%	3.1%	(3.2)%	4.9%	4.9%
Earnings/(loss) per ordinary share:
Basic	0.02	(0.02)	0.03	0.01
Diluted	0.02	(0.02)	0.03	0.01
Earnings/(loss) per ADS:
Basic	0.27	(0.33)	0.56	0.09
Diluted	0.27	(0.33)	0.55	0.09

Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	62,085	71,210	80,647	13,140
Plus: depreciation and amortization	14,670	10,292	10,829	1,764
Plus: Share-based compensation	526	527	301	49
Non-GAAP gross profit	77,281	82,029	91,777	14,953
Margin%	39.1%	35.5%	35.6%	35.6%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	18,447	26,711	29,615	4,825
Minus: Share-based compensation	(1,257)	(1,259)	(720)	(117)
Non-GAAP sales & marketing expenses	17,190	25,452	28,895	4,708
% of net revenues	8.7%	11.0%	11.2%	11.2%

General & administrative expenses	23,621	30,297	31,656	5,158
Minus: Share-based compensation	(585)	686	(335)	(55)
Non-GAAP general & administrative expenses	23,036	30,983	31,321	5,103
% of net revenues	11.7%	13.4%	12.2%	12.2%

Research & development expenses	14,989	21,139	24,782	4,038
Minus: Share-based compensation	(556)	(556)	(318)	(52)
Non-GAAP research & development expenses	14,433	20,583	24,464	3,986
% of net revenues	7.3%	8.9%	9.5%	9.5%

Non-GAAP operating income — defined as GAAP operating income/(loss) before share-based compensation expense

Operating income/(loss)	5,028	(6,937)	(5,406)	(881)
Plus: Share-based compensation	2,924	1,656	1,674	273
Non-GAAP operating income/(loss)	7,952	(5,281)	(3,732)	(608)
Margin%	4.0%	(2.3)%	(1.4)%	(1.4)%

CONTACT: For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Mr. Lee Roth

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

Source: ChinaCache International Holdings Ltd.

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